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                      April 5, 2024

       William Lei Ding
       Chief Executive Officer
       NetEase, Inc.
       NetEase Building
       No. 599 Wangshang Road
       Binjiang District, Hangzhou, 310052
       People   s Republic of China

                                                        Re: NetEase, Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 000-30666

       Dear William Lei Ding:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Technology